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                                                             Exhibit (3)(a)

            FURTHER RESOLVED, that the By-Laws of the Corporation be, and they hereby are amended, effective as of September 9, 1996, as follows:

       1. Paragraph (a) of Section 4.13 of the By-Laws is changed by deleting the phrase ", subject to the direction of the Executive Vice President and Chief
            Financial Officer" where it appears in such Paragraph.

       2. Paragraph (b) of Section 4.13 of the By-Laws is changed by deleting the words "the Executive Vice
            President and Chief Financial Officer," where they appear in such Paragraph.

       3. Section 4.13 of the By-Laws is changed by deleting therefrom Paragraph (d) and by relettering Paragraph
            (e) thereof to Paragraph (d) and by deleting from relettered Paragraph (d) the phrase "or the Executive Vice President and Chief Financial Officer" where it appears in such Paragraph.